UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42685

Namib Minerals

(Translation of registrant’s name into English)

Suite 210, 2nd Floor, Windward III

Regatta Office Park, PO Box 500

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Management and Board of Directors

On July 2, 2026, the board of directors (the “Board”) of Namib Minerals (the “Company”) elected Tulani Sikwila as the Chairman of Board. Mr. Sikwila will continue to serve as Chief Executive Officer of the Company but will no longer serve as Chief Financial Officer. The Board integrated the responsibilities of the General Counsel role into the Chief Financial Officer role and appointed Siphesihle Mchunu, who previously served as General Counsel, as the Chief Financial Officer of the Company. Mr. Mchunu will continue to serve as a director of the Company and will continue to exercise his former duties as General Counsel in his role as Chief Financial Officer.

Additionally, the Board appointed Wendy Luhabe, age 69, as a Class III director, effective July 3, 2026, filling the vacancy created by the resignation of Ibrahima Tall who resigned as director of the Company effective June 3, 2026. Ms. Luhabe will serve as the lead independent director, and her initial term will expire at the 2028 annual general meeting of the Company. Ms. Luhabe was appointed as a member of the compensation committee and will be entitled to receive compensation in accordance with the Company’s compensation policy for independent directors.

Ms. Luhabe has over 30 years of experience as an entrepreneur, investor and corporate director. Ms. Luhabe has extensive board and governance experience, with expertise in executive compensation, executive succession planning, corporate governance, risk management, corporate social responsibility, board nominations and environmental, social and governance (ESG) matters. She has served as a non-executive director and chair of numerous public and private sector organizations, including Vodacom (2000–2005), the Industrial Development Corporation of South Africa (2001–2009), Vendôme South Africa (2001–2011), Tiger Brands (1994–2001) and Telkom (1994–2003). She previously served as Chancellor of the University of Johannesburg and has served on the board of IMD in Lausanne, Switzerland, and the Advisory Board of ESSEC Business School in Paris, France. Ms. Luhabe previously served as non-executive chair of Pepkor Holdings Limited, which is listed on the Johannesburg Stock Exchange, and currently serves as a director of Compagnie Financière Richemont, which is listed on the SIX Swiss Exchange. Ms. Luhabe received a Bachelor of Commerce degree, majoring in Accounting and Management, from the University of Lesotho in 1981 and completed the Management Advancement Program at the University of the Witwatersrand in 1983. Ms. Luhabe has also been awarded four honorary doctorates in commerce, including honorary doctorates from the University of Fort Hare and Stellenbosch University in South Africa.

On July 7, 2026, the Company issued a press release announcing the changes in leadership. A copy of the press release is attached hereto as Exhibit 99.1.

This report on Form 6-K (other than Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-290661), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description
99.1	Press Release, dated July 7, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Siphesihle Mchunu
Name:	Siphesihle Mchunu
Title:	Chief Financial Officer

Date: July 7, 2026

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